

October 7, 2013

<u>Via E-mail</u>
James J. Piro
President and Chief Executive Officer
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204

  Re: Portland General Electric Company
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed February 22, 2013
    File No. 1-05532-99

Dear Mr. Piro:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ James Allegretto

        James Allegretto
        Senior Assistant Chief Accountant